FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                         No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                         No     X

Banco Santander, S.A.

Item
1	Material Fact dated April 17, 2018

Item 1

MATERIAL FACT

Banco Santander, S.A. (the “Bank”) hereby announces that Moody´s Investor Service has published on 16 April 2018 their revised ratings for the Bank, as detailed below:

◾	Long term senior debt: A2 from A3 (stable outlook).

◾	Short term senior debt: P-1 from P-2 (stable outlook).

Boadilla del Monte (Madrid), 17 April 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 17, 2018	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer